OMEROS CORPORATION

201 Elliott Avenue West

Seattle, Washington 98119

November 16, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Omeros Corporation
Registration Statement on Form S-3 Filed November 9, 2022 File No. 333-268269

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Omeros Corporation (the “Company”) hereby requests that the effective date for the registration statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on Thursday, November 17, 2022, or as soon as practicable thereafter.

Should you have any questions or comments regarding the foregoing, please call the Company’s counsel, Kerry Shannon Burke or Matthew C. Franker of Covington & Burling LLP, who can be reached at (202) 662-5297 or (202) 662-5895, respectively.

Very truly yours,

/s/ Peter B. Cancelmo
Peter B. Cancelmo
Vice President, General Counsel and Secretary

cc:	Lauren Hamill

Kerry Shannon Burke

Matthew C. Franker